EX-99.D

METALLICA RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ONTARIO
SECURITIES ACT

Item 1.       Reporting Issuer:

Metallica Resources Inc. 36 Toronto Street, Suite 1000 Toronto, Ontario M5C 2C5

Item 2.      Date of Material Change

February 20, 2004

Item 3.      Press Release

The press release attached as Attachment “A” was released on CCN Matthews in Canada and on Business Wire in the United States on February 20, 2004 pursuant to section 75(1) of the Act.

Item 4.       Summary of Material Change

Metallica Resources Inc. reports the commencement of construction at its 100% owned Cerro San Pedro heap-leach gold and silver project in central Mexico. The construction schedule shows leaching being initiated in September, the recovery plant being completed in October and the first gold pour in November

Item 5.       Full Description of Material Change

The material change is described in the press release attached as Attachment “A”.

Item 6.       Reliance on Section 75(3) of the Act

not applicable

Item 7.       Omitted Information

not applicable

Item 8.       Senior Officers

The following senior officer of Metallica Resources Inc. may be contacted for additional information:

Mr. Richard J. Hall Metallica Resources Inc. c/o Metallica Management Inc. 12200 East Briarwood Avenue, Suite 165 Centennial, Colorado 80112

Item 9.       Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated as of February 23, 2004.

/s/ “Richard J. Hall”

Richard J. Hall, President & CEO

ATTACHMENT “A”	Press Release No. 04-03

METALLICA RESOURCES ANNOUNCES COMMENCEMENT OF
CONSTRUCTION AT CERRO SAN PEDRO PROJECT, MEXICO

(All dollar amounts in this press release are in US dollars unless otherwise indicated)

February 20, 2004, Toronto, Ontario - Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to announce the commencement of construction at its 100% owned Cerro San Pedro heap-leach gold and silver project in central Mexico. The construction schedule shows leaching being initiated in September, the recovery plant being completed in October and the first gold pour in November.

As was previously announced, Metallica has awarded Washington Group International, Inc. (NASDAQ: WGII) a contract to provide site development services and contract mining for the project. Additionally, Metallica has also entered into an agreement with MexTica to provide engineering, procurement and construction management services for the development of the project. MexTica is the Mexican subsidiary of the privately owned TIC-The Industrial Company of Steamboat Springs, Colorado. TIC has extensive experience in constructing plants similar to the one being built at Cerro San Pedro. At the peak of construction, it is anticipated that approximately 400 people will be employed on the project. During the operation of the mine, approximately 200 people will be employed by Washington Group and MSX.

As reported in earlier press releases, the Cerro San Pedro project is forecast to have annual production averaging 90,500 ounces of gold and 2.1 million ounces of silver, or approximately 120,000 ounces of gold equivalent per year when using a silver-to-gold ratio of 70 to 1. The mine life is currently estimated at 8.3 years. The mineable reserves at Cerro San Pedro are estimated at 61.1 million tonnes grading 0.59 grams of gold and 24.0 grams of silver per tonne at a waste-to-ore ratio of 1.2 to 1. This equates to 1.2 million ounces of gold and 47 million ounces of silver, or approximately 1.8 million ounces of gold equivalent when using a silver-to-gold ratio of 70 to 1. The reserves were calculated at gold and silver prices of $325 and $4.62 per ounce, respectively.

“The commencement of construction at Cerro San Pedro is truly a milestone event in the history of Metallica Resources. We have the personnel, contractors and finances to see this projected completed on budget and on time,” stated Ritch Hall, Metallica’s President and CEO.

In addition to the Cerro San Pedro project, Metallica owns the world-class El Morro porphyry copper-gold project in Chile where it recently reported that its joint venture partner, Noranda Inc, intends to spend $1.66 million and complete an 8,000-meter diamond drilling program commencing in the fourth quarter of 2004. Based on a previously reported inferred resource estimate, completed by Noranda Inc in

September 2002, the La Fortuna deposit at the El Morro project contains an inferred resource of 465 million tonnes of material grading 0.61% copper and 0.50 grams per tonne of gold at a 0.4% copper cutoff grade. This equates to approximately 6.2 billion pounds of copper and 7.4 million ounces of gold. The El Morro area of the project, located approximately 5.5 kilometers northwest of the La Fortuna deposit, has an inferred resource of 45 million tonnes of material grading 0.50% copper and 0.18 grams per tonne of gold at an 0.4% copper cutoff grade, or approximately 495 million pounds of copper and 260,000 ounces of gold. Both La Fortuna and the namesake El Morro areas have excellent potential for additional resources. Noranda has the right to earn a 70% interest in the El Morro project.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas with 81.8 million shares outstanding. For further details on Metallica Resources, please visit the company’s website at www.metal-res.com.

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA’S FORM 20-F.